SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of September 2010

JACADA LTD.

(Translation of registrant’s name into English)

11 Shenkar Street

Herzliya 46725, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     N/A

CONTENTS

On or about September 20, 2010, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on October 25, 2010 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ ROBERT C. ALDWORTH
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: September 20, 2010

JACADA LTD.

11 Shenkar Street

Herzliya 46725, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 25, 2010

Herzliya, Israel

September 20, 2010

TO THE SHAREHOLDERS OF JACADA LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Jacada Ltd., a company formed under the laws of the State of Israel (the “Company”), shall be held on Monday, October 25, 2010 at 9:00 a.m. (Israel time), at the offices of the Company, 11 Shenkar Street, Herzliya 46725, Israel, for the following purposes:

1.	To elect Ms. Gittit Guberman to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law—1999) (the “Companies Law”), for a term of three years;

2.	To approve the compensation package offered to Ms. Guberman and the execution of the Company’s standard directors and officers indemnification agreement with her;

3.	To approve the grant of options to the Company’s current External Directors to purchase ordinary shares of the Company;

4.	To approve a reverse stock split of the Company’s share capital and an amendment to the Company’s articles of association necessary to give effect to such reverse stock split;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

6.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009; and

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

Only shareholders of record at the close of business on September 15, 2010 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your Ordinary Shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your Ordinary Shares are represented at the Meeting if you are unable to attend the Meeting in person.

By Order of the Board of Directors,

Gideon Hollander

Chairman of the Board of Directors

JACADA LTD.

11 Shenkar Street

Herzliya 46725, Israel

PROXY STATEMENT

Annual Meeting of Shareholders

This Proxy Statement is furnished to the holders (the “Shareholders”) of Ordinary Shares, par value NIS 0.01 each (the “Ordinary Shares”) of Jacada Ltd. (the “Company”), in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, October 25, 2010 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Shenkar Street, Herzliya 46725, Israel.

At the Meeting, Shareholders will be asked:

1.	To elect Ms. Gittit Guberman to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law—1999) (the “Companies Law”), for a term of three years;

2.	To approve the compensation package offered to Ms. Guberman and the execution of the Company’s standard directors and officers indemnification agreement with her;

3.	To approve the grant of options to the Company’s current External Directors to purchase ordinary shares of the Company;

4.	To approve a reverse stock split of the Company’s share capital and an amendment to the Company’s articles of association necessary to give effect to such reverse stock split;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

6.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009; and

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

The Board has fixed the close of business on September 15, 2010 as the record date (the “Record Date”) for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business of the Record Date, there were 16,636,534 Ordinary Shares entitled to vote.

This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about September 20, 2010.

Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

The Meeting will be held on Monday October 25, 2010 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Shenkar Street, Herzliya 46725, Israel.

Matters to Be Considered

At the Meeting, Shareholders will be asked to consider and vote (1) to elect Ms. Gittit Guberman to the Board to serve as a Class II Director and as an External Director with financial and accounting expertise for a term of three years; (2) to approve the compensation package offered to Ms. Guberman and the execution of the Company’s standard directors and officers indemnification agreement with her (3) to approve the grant of options to the Company’s current External Directors to purchase ordinary shares of the Company; (4) to approve a reverse stock split of the Company’s share capital and an amendment to the Company’s articles of association necessary to give effect to such reverse stock split; and (5) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services. See “ELECTION OF EXTERNAL DIRECTOR”, “APPROVAL OF COMPENSATION OF, AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH, EXTERNAL DIRECTOR”, “GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES TO COMPANY’S EXTERNAL DIRECTORS”, “APPROVAL OF REVERSE STOCK SPLIT OF THE COMPANY’S SHARE CAPITAL AND AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION” and “RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION”. At the Meeting the shareholders will also receive and consider the consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009.

The Board knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

Shareholders as of the Record Date (i.e., the close of business on September 15, 2010) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 16,636,534 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

Quorum

Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing more than 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until November 1, 2010 at 9:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more Shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for election of Ms. Gittit Guberman to the Board to serve as a Class II Director and as an External Director with financial and accounting expertise for a term of three years, for approval of compensation of, and the execution of an indemnification agreement with Ms. Guberman, for the approval of the grant of options to the Company’s current External Directors to purchase ordinary shares of the Company, for the approval of a reverse split of the Company’s share capital and an amendment to the company’s articles of association to give effect to such reverse stock split and for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration.

Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth information as of September 15, 2010 (except as noted below), concerning the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares based on filings made with the Securities and Exchange Commission (the “Commission”). For each listed person, shares beneficially owned and percentage ownership take into account shares issuable upon exercise of securities exercisable within 60 days of the date hereof. Other than Gideon Hollander, Yossie Hollander and Thomas Clear, whose shareholdings are described below, none of our officers and directors owns in excess of 1% of our outstanding Ordinary Shares.

Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander (1)	2,241,510	13.36%
Gideon Hollander (2)	2,064,987	12.05%
KVO Capital Management, LLC (3)	1,118,651	6.72%
New Resources (4)	920,000	5.38%
Gunar Anstalt (5)	895,000	5.53%
Emancipation Capital, LP (6)	704,326	4.23%
Thomas H. Clear (7)	187,500	1.11%

(1)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,301,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 137,500 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’s mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 500,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’s mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	Based on a Schedule 13G/A filed with the Commission on February 4, 2010. Includes 85,291 shares held in a private account on behalf of Mr. Robert B. Ashton, a portfolio manager of KVO Capital Management, LLC, over which KVO has both voting and dispositive power pursuant to contract and 885,572 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract. We make no representation as to the accuracy or completeness of the information reported. The address of KVO Capital Management, LLC and Mr. Robert B. Ashton is 33 S. Main Street, Hanover, NH 03755 USA.

(4)	Based on a Schedule 13G filed with the Commission on February 16, 2010. We make no representation as to the accuracy or completeness of the information reported. New Resource’s address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)	Based on a Schedule 13G filed with the Commission on February 22, 2010. We make no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)	Based on a Schedule 13G/A filed with the Commission on February 8, 2010 and information provided to us by Emancipation Capital funds. This amount represents ordinary shares held by the following entities: Emancipation Capital, LP, Emancipation Capital, LLC, Emancipation Capital Master, Ltd., Charles Frumberg, and Hurley Capital, LLC. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 825 Third Avenue New York, NY 10022, USA.

(7)	The shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.

ELECTION OF EXTERNAL DIRECTOR

In accordance with the terms of the Company’s Articles of Association, the Board is divided into three classes and the term of the office of the Class II Director (Ms. Naomi Atsmon) expires on the date of this Meeting. Furthermore, according to the Israeli Companies Law (the “Companies Law”), External Directors may be appointed for two 3-year terms. As it is Ms. Atsmon’s second term as External Director which is expiring, at the Meeting, it is intended that proxies will be voted for the election of Ms. Gittit Guberman to the Board of Directors of the Company to serve as Class II Director and as an External Director (other than those directing the proxy holders not to vote for the listed nominee) instead of Ms. Atsmon. If elected, Ms. Guberman shall hold office for three years, and for such additional period until the next Annual Shareholders’ Meeting, unless her office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law.

The Companies Law requires that at least one External Director have financial and accounting expertise. However, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an External Director with financial and accounting expertise, if at such time there is another director serving on the board of directors who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange). Our Board of Directors had determined that Mr. Dan Falk has financial and accounting expertise. Mr. Falk also met the requirements of the Nasdaq Global Market listing standards to be an “independent” director and audit committee member. Therefore we were not required to appoint an External Director with financial and accounting expertise under the Companies Law. However, Mr. Falk’s term as a director expires at this meeting and he will not be standing for re-election as a director. Accordingly, Ms. Guberman will also serve as an External Director with financial expertise, in accordance with the requirements under the Companies Law and the regulations promulgated thereunder instead of Mr. Falk.

The Proposed Director

Ms. Gittit Guberman serves as the CFO of Micronet Ltd., as a member of the board of directors of Israel Discount Bank and as an external director of Cham Foods (Israel) Ltd. and RoboGroup T.E.K. Ltd. From 2002 to 2008 Ms. Guberman served in various positions in Incredimail Ltd., the latest of which was director. Prior to 2002 Ms. Guberman served as an attorney and investment banker with Eihut Capital Markets Ltd. Between 2002 and 2008 Ms. Guberman also served as an external director of the Tel-Aviv Stock Exchange. Ms. Guberman has a B.Sc. in economics and mathematics, an M.A. in Economics, an M.B.A and an L.LB from the Hebrew University of Jerusalem.

The Board has evaluated Ms. Guberman’s professional experience and determined that she is qualified to serve as an External Director with financial and accounting expertise in accordance with the requirements under the Companies Law and the regulations promulgated thereunder.

The Board will present the following resolution at the Meeting:

“RESOLVED, that Ms. Gittit Guberman be, and she hereby is, elected to serve as Class II Director and as an External Director with financial and accounting expertise of the Company for a term of three years, and for such additional period until the third Annual Shareholders’ Meeting following this Meeting.”

For the foregoing resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting (not including abstentions) who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the proposal to elect Ms. Gittit Guberman as a Class II Director and as an External Director with financial and accounting expertise.

APPROVAL OF COMPENSATION OF, AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH MS. GUBERMAN

Under the Companies Law, the terms of compensation to directors of the Company require shareholder approval as detailed below.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolution) will be voted for the approval of the execution of the Company’s standard directors and officers indemnification agreement with Ms. Gittit Guberman, for the approval of the grant of an option to purchase up to 50,000 Ordinary Shares to Ms. Guberman and for providing Ms. Guberman with the following compensation package: (i) a one time payment of NIS 10,000, (ii) an annual payment of NIS 42,000; (iii) payment for every meeting of the Board of Directors or any committee thereof in which she participates (“Participation Compensation”) of NIS 2,200, provided that in the event of participation in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation and in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation; and (iv) and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings.

Under the Company’s standard directors and officers indemnification agreement, the Company undertakes to indemnify a director, for certain liabilities and expenses imposed on such director due to an act performed or failure to act by him in his capacity as a director, and/or due to any event or occurrence related to the fact that such director is or was a director. The events for which indemnification is provided includes, but are not limited to: (i) negotiations, execution, delivery and performance of agreements on behalf of the Company, (ii) approval of corporate actions, (iii) claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business, (iv) violations of securities laws of any jurisdiction, and (v) violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations. The maximum indemnification amount per event ranges between five to twenty million dollars and the aggregate indemnification amount under the agreement is fifty million dollars.

The Board will present the following Resolution at the Meeting:

“RESOLVED, to approve the execution of the Company’s standard directors and officers indemnification agreement with Ms. Gittit Guberman, the grant of options to purchase up to 50,000 Ordinary Shares to Ms. Guberman under the Company’s stock option plan (the “Options”) and to provide Ms. Guberman with the following compensation package (i) a one time payment of NIS 10,000, (ii) an annual payment of NIS 42,000; (iii) payment for every meeting of the Board of

Directors or any committee thereof in which she participates (“Participation Compensation”) of NIS 2,200, provided that in the event of participation in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation and in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation; and (iv) and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings.

The vesting period of the Options shall be 4 years on an annual basis (25% of the options shall vest at each of the first four anniversaries from the end of the calendar quarter of her being elected to the Board) (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable), the exercise price per share shall equal the fair market value of the Company’s Ordinary Shares on the date hereof, and the exercise period of such Options shall be until the second anniversary of the termination of Ms. Guberman service with the Company as a director.”

For the foregoing resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting (not including abstentions) who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the execution of the Company’s standard directors and officers’ indemnification agreement with Ms. Gittit Guberman and the grant of options and such compensation to Ms. Guberman.

GRANT OF OPTIONS TO COMPANY’S EXTERNAL DIRECTORS TO PURCHASE ORDINARY SHARES OF THE COMPANY

Under the Companies Law, the terms of compensation and grant of options to directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of grant of options to purchase 50,000 ordinary shares of the Company to each of the Company’s current External Directors, Ohad Zukerman and Avner Atsmon (collectively the “Options”). All such option grants will be governed by the Company’s stock option plans with (i) a vesting period of 4 years (25% of the options shall vest at each of the first four anniversaries following the end of the calendar quarter of the grant date) (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director’s service with the Company and (iii) an exercise price equal to the fair market value of the Company’s price per share on the date of Option grant.

The proposed grant is deemed an interested party transaction under the Companies Law, which requires approval by the Company’s audit committee, Board and shareholders, as detailed below. The respective directors have informed the Company of their personal interest in such transaction and the Company’s audit committee and Board have approved such grant of Options in accordance with the provisions of the Companies Law.

The Board will present the following resolution at the Meeting:

“RESOLVED, to approve the grant of options to purchase 50,000 ordinary shares of the Company to each of the Company’s External directors, Ohad Zukerman and Avner Atsmon. All such Option grants will be governed by the Company’s stock option plans with (i) a vesting period of 4 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director’s service with the Company and (iii) an exercise price equal to the fair market value of the Company’s price per share on the date of the Shareholders Meeting.”

For the foregoing resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting (not including abstentions) who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the approval of such option grants.

APPROVAL OF A REVERSE STOCK SPLIT OF THE COMPANY’S SHARE CAPITAL AND AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

At the Meeting, the shareholders will be requested to approve a reverse stock split of the Company’s ordinary shares to the extent determined by the Company’s management to be necessary for the Company to comply with the Nasdaq Stock Market continued listing requirement that the price per each ordinary share of the Company be not less than $1.00. On August 11, 2010, the Nasdaq Stock Market sent the Company a Staff Deficiency Letter, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq’s Listing Rule 5450(a)(1). The letter provided that the Company has until February 7, 2011 to regain compliance, i.e., that the bid price of its shares close at $1.00 per share or more for a minimum of 10 consecutive business days during the period ending on February 7, 2011. Based on the closing price of the Company’s shares of $0.92 on September 15, 2010, the Company believes that, in order to reach the required closing bid price of at least $1.00 per share, it is in the Company’s best interests to effect a reverse stock split of four (4) for one (1) (i.e., four (4) ordinary shares, NIS 0.01 nominal value each, will be combined into one ordinary share NIS 0.04 nominal value), such that (based on the closing price of the Company’s shares of $0.92 on September 15, 2010) the price of the Company’s shares at the opening of trading immediately following such reverse split will be $3.68 (which provides a cushion in the event of a drop in the shares’ price). The Company’s Board is requesting that the shareholders authorize the Company’s management to effect such reverse stock split. Any fractional shares resulting from the foregoing reverse split will be rounded to the nearest whole number. There is no assurance that following such reverse split the Company’s ordinary shares will continue to be listed on the Nasdaq Global Market.

In order to give effect such reverse split, an amendment to the Company’s articles of association is required. Currently the authorized share capital of the Company is NIS 300,000 divided into 30,000,000 (thirty million) Ordinary Shares, par value NIS 0.01 per share. At the meeting the shareholders will be requested to approve an amendment to the authorized share capital such that it will be NIS 300,000 divided into 7,500,000 (seven million five hundred thousand) Ordinary Shares, par value NIS 0.04 per share.

The Board will present the following resolutions at the Meeting:

“RESOLVED, to authorize the Company’s management to effect a reverse stock split with respect to the Company’s share capital at a ratio of four (4) for one (1) as may be required in order to meet the Nasdaq Stock Market continued listing requirement of a bid price of at least $1.00 per share.

RESOLVED, to approve an amendment to the Company’s Articles of Association such that Article 4 will be restated and replaced with the following:

4. SHARE CAPITAL

The authorized share capital of the Company is NIS 300,000 divided into 7,500,000 (seven million five hundred thousand) Ordinary Shares, par value NIS 0.04 per share.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board recommends a vote FOR the approval of such reverse stock split and of such amendment to the Company’s Articles of Association.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

The Board will present the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee. The Board shall be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Consequently, only Ordinary Shares that are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company; and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

ANNUAL REPORT

At the Meeting, the Financial Statements of the Company for the fiscal year ended December 31, 2009, will be presented. A copy of the Company’s Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2009) is being made available to shareholders through the Company’s Web site. The report can be accessed at http://www.jacada.com/investors under “Financial Reports”. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares. If you want to vote in person at the Meeting shares held in street name, you must request a legal proxy from the broker, bank or other nominee that holds your shares, and must present such legal proxy at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Gideon Hollander

Chairman of the Board of Directors

Dated: September 20, 2010